UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Google Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36380	77-0493581
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1600 Amphitheatre Parkway, Mountain View, CA	94043
(Address of principal executive offices)	(Zip code)

Kenneth H. Yi (650) 253-0000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Google Inc.'s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available online at www.google.com/about/company/conflict-minerals.html.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GOOGLE INC.

By:    /s/ Patrick Pichette                                Date:    June 2, 2014
Patrick Pichette
Senior Vice President and Chief Financial Officer